UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              Ceridian Corporation
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    156779100
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                Roy J. Katzovicz
                    Pershing Square Capital Management, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10019
                                  212-813-3700

                                 with a copy to:

                               Alan J. Sinsheimer
                             Sullivan & Cromwell LLP
                                125 Broad Street
                             New York, NY 10004-2498
                                  212-558-4000

                                       and

                               Janet T. Geldzahler
                             Sullivan & Cromwell LLP
                         1701 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006-5805
                                  202-956-7500
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2007
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156779100

--------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            Pershing Square Capital Management, L.P.
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [__]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
                        -0-
  Number of       --------------------------------------------------------------
   Shares         8     Shared Voting Power
 Beneficially           18,724,334
Owned by Each     --------------------------------------------------------------
  Reporting       9     Sole Dispositive Power
 Person With            -0-
                  --------------------------------------------------------------
                  10    Shared Dispositive Power
                        18,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            18,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [__]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            13.5%(1)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IA
--------------------------------------------------------------------------------

---------------
(1) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100

--------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            PS Management GP, LLC
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [__]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
                        -0-
  Number of       --------------------------------------------------------------
   Shares         8     Shared Voting Power
 Beneficially           18,724,334
Owned by Each     --------------------------------------------------------------
  Reporting       9     Sole Dispositive Power
 Person With            -0-
                  --------------------------------------------------------------
                  10    Shared Dispositive Power
                        18,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            18,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [__]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            13.5%(2)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            OO
--------------------------------------------------------------------------------

---------------
(2) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100

--------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            Pershing Square GP, LLC
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [__]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
                        -0-
  Number of       --------------------------------------------------------------
   Shares         8     Shared Voting Power
 Beneficially           8,289,321
Owned by Each     --------------------------------------------------------------
  Reporting       9     Sole Dispositive Power
 Person With            -0-
                  --------------------------------------------------------------
                  10    Shared Dispositive Power
                        8,289,321
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            8,289,321
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [__]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            6.0%(3)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IA
--------------------------------------------------------------------------------

---------------
(3) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100

--------------------------------------------------------------------------------
    1       Name of Reporting Person
            I.R.S. Identification Nos. of Above Person (entities only)

            William A. Ackman
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [__]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
                        -0-
  Number of       --------------------------------------------------------------
   Shares         8     Shared Voting Power
 Beneficially           18,724,334
Owned by Each     --------------------------------------------------------------
  Reporting       9     Sole Dispositive Power
 Person With            -0-
                  --------------------------------------------------------------
                  10    Shared Dispositive Power
                        18,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            18,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [__]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            13.5%(4)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

---------------
(4) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

ITEM 1.   SECURITY AND ISSUER.

         This amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on January 18, 2007 by Pershing Square Capital Management, L.P., a Delaware limited partnership ("Pershing Square"), PS Management GP, LLC, a Delaware limited liability company, Pershing Square GP, LLC, a Delaware limited liability company, and William A. Ackman, a citizen of the United States of America (collectively, the "Reporting Persons"), and the amendment No. 1 to the Original Schedule 13D, filed on January 23, 2007 by the Reporting Persons, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Ceridian Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented as follows:

         On February 5, 2007, the Pershing Square Funds, which are investment funds affiliated with the Reporting Persons, purchased American-style call options in the over-the-counter market (the "Options") to buy an aggregate of 3,000,000 shares of the Common Stock at a per share exercise price of $24.2596 for a total consideration (including brokerage commissions) of $29,566,500 derived from the capital of the Pershing Square Funds. The Options are exercisable by the Pershing Square Funds from February 5, 2007 through various dates ranging from January 22, 2009 through February 19, 2009. The terms and exercise dates for the Options are set forth in Exhibit 99.1 of this Amendment, which is incorporated by reference into this Item 3 as if restated in full.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

         On January 26, 2007 the Reporting Persons filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Because of the provisions of the Issuer's Rights Agreement, dated as of November 6, 2001, the Reporting Persons do not presently intend to acquire beneficial ownership of 15% or more of the Issuer's Common Stock.

         In addition to the matters disclosed in the Original Schedule 13D, the Options were purchased for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented as follows:

         (a), (b) Based upon the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006, there were 139,124,108 shares of the Common Stock outstanding as of October 31, 2006. Based on the foregoing, the 15,724,334 shares of the Common Stock beneficially owned by the Reporting Persons and the 3,000,000 shares of the Common Stock that are subject to the Options together represent approximately 13.5% of the shares of the Common Stock issued and outstanding.

         (c) See trading data attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if restated in full.

         Except as set forth in Exhibit 99.1 attached hereto, in the period from January 23, 2007 until February 5, 2007, no other transactions in shares of the Common Stock or options to purchase shares of the Common Stock were effected by any Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

         The information disclosed in Items 3 and 5 of this Amendment is incorporated by reference into this Item 6 as if restated in full.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is supplemented by adding the following exhibit:

Exhibit 99.1 Trading data of the Options that were effected during the period from January 23, 2007 until February 5, 2007.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2007


                                    PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
                                    By: PS Management GP, LLC,
                                        its General Partner

                                    By: /s/ William A. Ackman
                                        --------------------------
                                        William A. Ackman
                                        Managing Member


                                    PS MANAGEMENT GP, LLC

                                    By: /s/ William A. Ackman
                                        --------------------------
                                        William A. Ackman
                                        Managing Member


                                    PERSHING SQUARE GP, LLC

                                    By: /s/ William A. Ackman
                                        --------------------------
                                        William A. Ackman
                                        Managing Member


                                    /s/ William A. Ackman
                                    --------------------------
                                    WILLIAM A. ACKMAN

                                  EXHIBIT INDEX

        Exhibit                              Description
---------------------    -------------------------------------------------------

         99.1. Trading data of the Options that were effected during the period from January 23, 2007 until February 5, 2007.